

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2022

Khurram P. Sheikh
Chief Executive Officer
KINS Technology Group, Inc.
Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, CA 94306

   Re: KINS Technology Group, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed November 8, 2022
     File No. 001-39642

Dear Khurram P. Sheikh:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology

cc: Michael J. Mies, Esq.